AMERICAN ABSORBENTS NATURAL PRODUCTS, INC.
       EXHIBIT 1 - STATEMENT RE: COMPUTATION OF EARNINGS (LOSS) PER SHARE



Basic earnings per share represents net earnings (loss) divided by the weighted-average number of common shares outstanding for the period. Diluted earnings per share represents net earnings (loss) divided by the weighted-average number of shares outstanding, inclusive of the dilutive impact of common stock equivalents.



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